UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of March 2020

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Additional Information regarding Ordinary General Meeting of Shareholders of Grupo Aval

Item 1

GRUPO AVAL ACCIONES Y VALORES S.A.

ORDINARY GENERAL SHAREHOLDERS MEETING

ADDITIONAL INFORMATION

In response to the health emergency caused by the spread of the Coronavirus (Covid19) in our country and the mobility restrictions decreed by the National Government, and in accordance with the provisions of article 19 of Law 222 of 1995, modified by article 148 of Decree Law 019 of 2012 and Decree 398 of March 13, 2020, Grupo Aval Acciones y Valores S.A. presents additional information to the Summoning of the Ordinary General Shareholders Meeting to be held on March 30, 2020 at 9:00 a.m. (Colombia) to announce that it will take place as a virtual meeting.

We invite all our shareholders to visit the company's website www.grupoaval.com where you will find instructions to follow the meeting live through the channel that the company will enable.

Holders of common (voting) shares of the company and their proxies who wish to participate in the meeting and exercise voting rights on the proposals that will be submitted for consideration, must follow the instructions provided at www.grupoaval.com and send the required documentation, no later than 5:00 p.m. (Colombia) on Friday, March 27 (business day immediately prior to the meeting).

LUIS CARLOS SARMIENTO GUTIÉRREZ

President

Grupo Aval Acciones y Valores S.A.	March 26, 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2020

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel